UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated December 2, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: December 2, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

SAN LUIS GOLD RESOURCES INCREASE BY 31%

Vancouver, B.C., Dec 2, 2008: The San Luis Joint Venture is pleased to report an updated mineral resource estimate that represents a 31% increase in gold resources at the San Luis Project.  This resource estimate was undertaken as a result of a review of the prior estimate announced in November 2007.  Highlights include:

•

Measured and Indicated gold ounces increased 31 percent to 347,600 troy ounces with an average grade of 22.3 g/t.

•

Measured and Indicated silver ounces increased 26 percent to 8,994,700 troy ounces with an average grade of 578 g/t .

•

A feasibility study is now underway.

The new mineral resource estimate, which was prepared by independent qualified persons Michael Lechner of Resource Modeling, Inc. and Donald Earnest of Resource Evaluation, Inc., incorporates all existing data, including additional sample results not included in the November 2007 mineral resource estimate, and uses a cut-off grade of 6 g/t gold-equivalent.

Mineral Resource Summary – November 2008

Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Tons	Gold Grade (oz/ton)	Silver Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)	Gold- Equivalent (ounces)
Measured	55,000	34.3	757.6	61,000	1.00	22.1	60,700	1,339,700	81,300
Indicated	429,000	20.8	555.0	473,000	0.61	16.2	286,900	7,655,000	404,100
Measured and Indicated	484,000	22.3	578.0	534,000	0.65	16.9	347,600	8,994,700	485,400
Inferred	20,000	5.6	270.1	22,000	0.16	7.9	3,600	173,700	6,300

Gold-equivalent ounces assume a 65:1 Au:Ag ratio based on US$600/troy ounce gold and US$9.25/troy ounce silver

Contained metal may differ due to rounding.  Metallurgical recoveries are assumed to be 100%.

The prior mineral resource estimate (Nov. 2007) used a 40 g/t silver cut-off grade. The new cut-off at 6 g/t gold equivalent is deemed to be more appropriate for the deposit which may be mined using predominantly underground mining methods. A comparison to the previously reported mineral resource estimate using the same 40 g/t silver cutoff is presented below. On this basis both gold and silver Measured and Indicated Resources increased by 38 percent.

Mineral Resource Comparison Table (40 g/t silver cut-off)
Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Gold Grade (oz/ton)	Silver Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)
Nov 2007
Measured and Indicated	673,900	12.2	328.9	0.36	9.6	265,200	7,126,000
Inferred	14,600	9.3	282.4	0.27	8.2	4,400	132,000
Nov 2008
Measured and Indicated	780,000	14.6	393.5	0.43	11.5	366,100	9,868,000
Inferred	82,000	2.6	133.6	0.08	3.9	6,900	352,200

Mineral resources were estimated in a 1 meter by 3 meter by 5 meter block model using a dynamic isotropy search based upon distance from vein boundaries with a three pass inverse distance cubed algorithm and tabulated using a gold-equivalent cut-off grade of 6 g/t.

A feasibility study on placing the project into production has been initiated and is expected to be completed in the first half of 2009.  An environmental impact study has also been initiated and is expected to be completed by the end of 2009. The Joint Venture is currently negotiating a long term land access agreement.

A-T Properties Returned

In other news, Esperanza announces that it has completed its initial exploration and drilling campaign of seven optioned properties collectively known as the A-T properties in northern Mexico (see News Release October 30, 2007). After final review it has been decided that none of the properties met Esperanza’s criteria for continued exploration and their options have been dropped.

Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza holds 45%.  Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study.  Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an emerging precious metal company focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It also has a portfolio of exploration properties in both countries that it is investigating.

QUALIFIED PERSON:

Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program.  He has verified the data disclosed in this news release, including sampling, analytical and test data.  Field work has been conducted by joint-venture personnel under his supervision.  All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish.  For samples that assayed over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish.  For samples that assayed over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish. For gold, initial analysis used a 30-gram charge for fire assay followed by  an AA finish.  For samples that assayed over 10 grams gold in the initial analysis, re-analysis of the 30 gram assay charge was completed using fire assay followed by a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

 “Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, the availability of drill rigs, and the ability to permit, finance and develop a mine on the property.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard's Annual Information Form filed with the Canadian securities regulators and both companies' Form 20-F filed with the U.S. Securities and Exchange.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  The companies expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of the managements on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or managements’ beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com